CLASS A SHARES DISTRIBUTION PLAN

PURSUANT TO RULE 12b-1

This DISTRIBUTION PLAN has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), by Nomura Partners Funds, Inc. (the “Corporation”), a Maryland corporation, on behalf of each series of the Corporation listed on Exhibit A (each such series a “Fund” and collectively, the “Funds”). The Plan has been approved by a majority of the Corporation’s Board of Directors (the “Board”), including a majority of the directors who are not interested persons of the Corporation and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Directors”), cast in person at a meeting called for the purpose of voting on such Plan.

W I T N E S S E T H:

WHEREAS, the Corporation intends to engage in business as an open-end investment company registered under the Investment Company Act; and

WHEREAS, the Directors of the Corporation (referred to herein as the “Directors”) are authorized to establish separate series relating to separate portfolios of securities, and the Directors have established and designated multiple series of the Corporation; and

WHEREAS, The Corporation has selected the distributor named in the Corporation’s registration statement on Form N-1A (the “Distributor” or “Foreside”) to provide distribution-related services on behalf of and for the Shares of each Fund. The Distributor may provide such distribution-related services either directly or through third parties, including without limitation, brokers, dealers, retirement plans, financial consultants, mutual fund supermarkets and registered investment advisers (including NAM USA and its affiliates) (“financial intermediaries”); and

WHEREAS, each Fund desires to adopt this Class A Shares Distribution Plan (the “Plan”) pursuant to Rule 12b-1 under the Investment Company Act pursuant to which each Fund will pay a shareholder servicing fee and a distribution fee to the Distributor with respect to the Fund’s Class A Shares; and

WHEREAS, the Directors of the Corporation have determined that there is a reasonable likelihood that the Plan will benefit each Fund and its Class A Shares shareholders.

NOW, THEREFORE, the Corporation hereby adopts the Plan in accordance with Rule 12b-1 under the Investment Company Act on the following terms and conditions.

1. Each Fund shall pay the Distributor, with respect to the Class A Shares of such Fund, a shareholder servicing fee under the Plan at the end of each month at the annual percentage rate of average daily net assets of such Fund sold through the Distributor specified in Exhibit A, to compensate the Distributor for providing, or arranging for the provision of, shareholder servicing activities with respect to Class A Shares shareholders of the Fund. Expenditures under the Plan may consist of, without limitation, payments to financial intermediaries for maintaining accounts in connection with Class A Shares and payment of expenses incurred in connection with such shareholder servicing activities including, without limitation, the costs of making services available to shareholders including, without limitation, assistance in connection with inquiries related to shareholder accounts.

2. The Fund shall pay the Distributor with respect to Class A Shares of each Fund a distribution fee under the Plan at the end of each month at the annual percentage rate of average daily net assets of such Fund sold through the Distributor specified in Exhibit A to compensate the Distributor for providing, or arranging for the provision of, sales and promotional activities and services. Such activities and services will relate to the sale, promotion and marketing of the Class A Shares of each Fund. Such expenditures may consist of, without limitation, sales commissions to financial intermediaries for selling Class A Shares, compensation, sales incentives and payments to sales and marketing personnel, and the payment of expenses incurred in its sales and promotional activities, including, without limitation, advertising expenditures related to the Fund and the costs of preparing and distributing promotional materials. Payment of the distribution fee described in this Paragraph 2 shall be subject to any limitations set forth in any applicable regulation of the Financial Industry Regulatory Authority, Inc.

3. The Distributor shall provide each Fund for review by the Board of Directors, and the Directors shall review at least quarterly, a written report complying with the requirements of Rule 12b-1 regarding the disbursement of the shareholder servicing fee and distribution fee during such period.

4. This Plan shall not take effect with respect to a Fund until it has been approved by votes of a majority of both (a) the Directors of the Corporation and (b) those Directors of the Corporation who are not “interested persons” of the Corporation, as defined in the Investment Company Act, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Directors”), cast in person at a meeting or meetings called for the purpose of voting on the Plan and such related agreements.

5. The Plan shall continue in effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in paragraph 4.

6. The Plan may be terminated at any time with respect to any Fund or vote of a majority of the Rule 12b-1 Directors, or by vote of a majority of the outstanding Class A Shares voting securities of the applicable Fund.

7. The Plan may not be amended to increase materially the rate of payments provided for in Paragraphs 1 or 2 hereof with respect to any Fund unless such amendment is approved by at least a majority, as defined in the Investment Company Act, of the outstanding Class A Shares voting securities of the applicable Fund, and by the Directors of the Fund in the manner provided for in Paragraph 4 hereof, and no material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in Paragraph 4 hereof.

8. While the Plan is in effect with respect to any Fund, the selection and nomination of Directors who are not interested persons, as defined in the Investment Company Act, of the Corporation shall be committed to the discretion of the Directors who are not interested persons.

9. The Fund shall preserve copies of the Plan and any related agreements and all reports made pursuant to paragraph 3 hereof, for a period of not less than six years from the date of the Plan, or the date of such agreement or report, as the case may be, the first two years in an easily accessible place.

EXHIBIT A

Class A Shares Fees

Name of Fund	12b-1 Shareholder Servicing Fee	12b-1 Distribution Fee
The Japan Fund	.25%	None
Asia Pacific ex Japan Fund	.25%	None
India Fund	.25%	None
Greater China Fund	.25%	None
Global Equity Income Fund	.25%	None
Global Emerging Markets Fund	.25%	None
Global Alpha Equity Fund	.25%	None
International 130/30 Equity Fund	.25%	None
International Equity Fund	.25%	None